





Kumar R. Chatterjee · 2nd

Founder, President & CEO, MCARTech, Inc., USA, Founding Partner, Five Point Zero Consultants, LLP

Greater Chicago Area · Contact info

500+ connections

2 mutual connections: Katie Powers and Chai Mishra

Five Point Zero Consulting, LLP

Jadavpur University

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About

MCARTech, Inc., - Our Convictions and Actions
www.mcartech.com

Sound equipment health is the foundation for Safety, Productivity, Quality and Cost - the basic ingredients for "Predictable and Reliable" business performance. In the real-world the possibility of an unexpected equipment failure is inevitable. An unexpected failure has the potential to seriously jeopardize Safety and the rest of the OEE components. The ability to adequately predict an impending failure and respond appropriately to prevent or mitigate the adverse consequences often proves to be the gamechanger.

At MCARTech, Inc., our mission is to become the lifecycle partner of the Reliability community world-wide. We strive very hard to understand the critical Reliability pain points of our clients and their detrimental impact on people, machines, environment and cost. Accordingly, our focus is to help develop knowledge based failure mode models to detect potentially damaging anomalies for proactive countermeasures.

We custom-build predictive diagnostic algorithms (cause and effect relationships) and utilize our platform ALERT (Adaptable Leading-Edge Reliability Techniques) to provide an intelligent, intuitive and interactive guidance for a safe, timely and correct response to a critical failure condition.

I will be happy to engage in discussing the applicability of ALERT and its practical significance in alleviating some of the pain points regularly felt by Asset Reliability Professionals. I can be contacted by phone or email as shown below.

Phone: + 1 219 501 2887 (In WhatsApp)
Email: kumar.chatterjee@mcartech.com
 kumar.chatterjee1477@gmail.com

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In 2016, I left my job of 35 years working as an engineer in the field of industrial equipment...

Invest in MCARTech, Inc.: Preventing costly industrial machinery failure with Asset...
wefunder.com · 1 min read

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Experience

Founding Partner
Five Point Zero Consulting, LLP
Aug 2020 - Present · 2 yrs 7 mos
Mumbai, India

Founder
MCARTech, Inc. (Machinery Cognition & Advanced Reliability Technologies)
Sep 2016 - Present · 6 yrs 6 mos
Munster, IN, USA

Director of Reliability - CTO Americas
ArcelorMittal
1993 - 2016 · 23 yrs
Greater Chicago Area

Responsible for introducing, implementing and achieving best-in-class asset reliability goals. Clients included a wide spectrum of under and good performing plants. Appropriate and tailor-made ...see more

Education

Jadavpur University
Bachelor of Science, Bachelor of Technology, Physics; Electrical & Control systems
1973 - 1980

• Bachelor of Science in Physics and Bachelor of Technology in Electrical & Control systems from Jadavpur University, Calcutta, India ...see more

 **Ashorne Hill Management College and Brookfield Manor Management Training Institute, UK**
Operation and Maintenance Management

 **Case Western Reserve University**
Advanced Multilevel Hierarchical Control Systems

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Management
 Endorsed by 3 colleagues at ArcelorMittal
 5 endorsements

Strategic Planning
 3 endorsements

Project Management
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Languages

Bengali
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English
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Hindi
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